03002229

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECEIVED MAR - 3 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Street, Frances Building Suite 100
(No. and Street)

Sioux City (City) IA (State) 51101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Gebauer 712-255-5700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henjes, Conner, Williams & Grimsley, LLP
(Name – *if individual, state last, first, middle name*)

P O Box 1528 (Address) Sioux City (City) IA (State) 51102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, Jeffrey L. Gebauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

DeETTE ROCHELLE JONAS
Commission Number 154487
My Commission Expires
1-4-05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARNER GROUP, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

C O N T E N T S

* * * * * * * *

HENJES, CONNER,
WILLIAMS & GRIMSLEY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Warner Group, Inc.
Sioux City, Iowa

We have audited the accompanying statements of financial condition of WARNER GROUP, INC. (a wholly-owned subsidiary of WGHC, Inc.), as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Warner Group, Inc., as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henjes, Conner,
Williams + Grimsley, L.L.P.
Certified Public Accountants

Sioux City, Iowa
January 17, 2003

WARNER GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and Cash Equivalents	$ 173,063	$ 647,826
Securities Owned - Note 6	353,949	154,988
Commissions Receivable	167,219	228,476
Income Taxes Receivable	33,565	-
Other Receivables	31,261	50,884
Clearing Deposits	40,000	40,000
Prepaid Expenses	69,881	76,549
Employee Receivables - Note 7	2,300	6,233
Equipment at Cost - Net of Accumulated Depreciation of $161,507, at December 31, 2001	-	144,750
Broker License	20,000	20,000
Total Assets	$ 891,238	$ 1,369,706

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Accounts Payable	$ 53,869	$ 80,116
Customer Deposits	975	-
Due to WGHC, Inc. - Note 8	38,760	-
Commissions and Bonuses Payable	141,192	178,848
Payroll Taxes Payable	54,947	70,305
Income Taxes Payable	-	29,137
Deferred Income Taxes Payable - Note 4	244	22,549
Total Liabilities	$ 289,987	$ 380,955
STOCKHOLDERS' EQUITY		
Common Stock ($.10 Par, 100,000 Shares Authorized, 27,085 Shares Issued and Outstanding at December 31, 2002; $1 Par, 10,000 Shares Authorized, 2,961 Shares Issued and Outstanding at December 31, 2001) - Note 10	$ 2,709	$ 2,961
Additional Paid-In Capital	6,662	91,502
Retained Earnings	591,880	894,288
Total Stockholders' Equity	$ 601,251	$ 988,751
Total Liabilities and Stockholders' Equity	$ 891,238	$ 1,369,706

The Accompanying Notes Are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002		2001	
	Amount	% to Sales	Amount	% to Sales
REVENUE				
Commissions	$ 3,082,502	89.7 %	$ 3,573,631	89.4 %
Interest and Other Income ..	354,632	10.3	422,838	10.6
Total Revenues	$ 3,437,134	100.0 %	$ 3,996,469	100.0 %
PRODUCTION EXPENSES				
Commissions and Broker Expenses	$ 1,710,947	49.8 %	$ 2,055,712	51.4 %
Clearing Expenses	349,525	10.2	386,106	9.7
Payroll Taxes and Employee Benefits	148,504	4.3	153,396	3.8
Total Production Expenses	$ 2,208,976	64.3 %	$ 2,595,214	64.9 %
Gross Profit	$ 1,228,158	35.7 %	$ 1,401,255	35.1 %
GENERAL AND ADMINISTRATIVE EXPENSES				
Office Salaries	$ 423,908	12.3 %	$ 379,320	9.5 %
Market Quotation Service	105,629	3.1	125,025	3.2
Dues and Subscriptions ..	19,925	.6	19,924	.5
Insurance	22,229	.6	18,959	.5
Entertainment and Travel .	21,739	.6	25,637	.7
Advertising	44,882	1.4	46,329	1.2
Office Expense	37,834	1.1	52,666	1.3
Postage	27,681	.8	35,218	.9
Telephone	55,497	1.6	57,756	1.5
Rent and Equipment Leases .	192,714	5.6	172,604	4.3
Depreciation	15,854	.5	49,395	1.2
Training	13,521	.4	25,575	.6
Payroll Taxes and Employee Benefits	146,029	4.2	139,818	3.5
Registration Fees	31,690	.9	33,612	.8
Consultant Fees	3,847	.1	4,183	.1
Professional Services ...	33,942	1.0	36,526	.9
Utilities	6,542	.2	7,313	.2
Cleaning, Repairs and Maintenance	34,491	1.0	41,349	1.0
Total Expenses	$ 1,237,954	36.0 %	$ 1,271,209	31.9 %
Operating Income (Loss)	$(9,796)	(.3)%	$ 130,046	3.2 %
Income Taxes - Note 4 ...	1,644	-	40,993	1.0
Net Income (Loss) ..	$(11,440)	(.3)%	$ 89,053	2.2 %

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at December 31, 2000	$ 2,956	$ 100,869	$ 805,235
Exercise of Stock Option, 95 Shares at $210.73 Per Share	95	19,924	-
Retirement of 90 Shares of Common Stock at $326.46 Per Share	(90)	(29,291)	-
Net Income for 2001	-	-	89,053
Balances at December 31, 2001	$ 2,961	$ 91,502	$ 894,288
Retirement of 8,225 Shares of Common Stock at $33.70 Per Share	(822)	(276,360)	-
Sale of 5,700 Shares of Common Stock at $33.70 Per Share	570	191,520	-
Dividends Paid	-	-	(290,968)
Net (Loss) for 2002	-	-	(11,440)
Balances at December 31, 2002	$ 2,709	$ 6,662	$ 591,880

The Accompanying Notes are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Subordinated Liabilities at December 31, 2000	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2001	-
Subordinated Liabilities at December 31, 2001	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2002	-
Subordinated Liabilities at December 31, 2002	-

The Accompanying Notes are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received for Commissions	$ 3,143,759	$ 3,574,476
Cash Received for Other Income	12,957	521,648
Cash Paid to Suppliers and Employees	(3,436,536)	(3,805,065)
Cash Received for Income Taxes	-	42,766
Cash Paid for Income Taxes	(86,651)	(16,240)
Cash Received for Interest Income	11,837	36,328
Net Cash Provided (Used) by Operating Activities	$(354,634)	$ 353,913
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment for Purchase of Equipment	$(10,036)	$(14,142)
Net Cash (Used) by Investing Activities	$(10,036)	$(14,142)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Stock Sold	$ 192,090	$ 20,019
Payment for Purchase of Common Stock	(277,183)	(29,381)
Payment of Dividends	(25,000)	-
Net Cash (Used) by Financing Activities	$(110,093)	$(9,362)
Net Increase (Decrease) in Cash and Cash Equivalents	$(474,763)	$ 330,409
Cash and Cash Equivalents at Beginning of Year .	647,826	317,417
Cash and Cash Equivalents at End of Year	$ 173,063	$ 647,826
SIGNIFICANT NONCASH FINANCING ACTIVITIES		
Dividend Paid with Investments	$ 150,500	
Dividend Paid with Equipment	$ 115,468	

The Accompanying Notes are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2002	2001
Net Income	$(11,440)	$ 89,053
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 15,854	$ 49,395
Loss on Uncollectible Notes Receivable	23,465	28,208
(Increase) Decrease in Securities Owned	(349,461)	157,240
(Increase) Decrease in Commissions Receivable	61,257	(30,280)
(Increase) Decrease in Income Taxes Receivable	(33,565)	42,767
(Increase) Decrease in Other Receivables	19,623	(22,102)
Decrease in Trading Account	-	31,125
Decrease in Prepaid Expenses	6,668	94
(Increase) Decrease in Employee Receivables	3,933	(584)
(Decrease) in Accounts Payable	(26,247)	(49,973)
Increase in Customer Deposits	975	-
Increase in Due to WGHC, Inc.	38,760	-
Increase (Decrease) in Commissions and Bonuses Payable	(37,656)	23,594
Increase (Decrease) in Payroll Taxes Payable	(15,358)	10,624
Increase (Decrease) in Income Taxes Payable	(29,137)	29,137
(Decrease) in Deferred Taxes Payable	(22,305)	(4,385)
Total Adjustments	$(343,194)	$ 264,860
Net Cash Provided by Operating Activities	$(354,634)	$ 353,913

The Accompanying Notes are an Integral Part of These Financial Statements

WARNER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Warner Group, Inc. is a broker/dealer authorized to do business in several states but primarily does business in Nebraska, Iowa and South Dakota. The Company began doing business on May 8, 1992, and is the continuation of a business that was acquired and operated under the same name. Currently, offices are located in Sioux City, Waterloo and Waverly, Iowa, and Lincoln and Omaha, Nebraska.

Depreciation is provided on a straight-line basis over the estimated lives of the equipment. Depreciation expense is $15,854 and $49,395 for 2002 and 2001, respectively.

Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

No allowance for doubtful accounts is provided. Management considers all receivables to be collectible.

Note 2 - LEASES

The Company leases its office space for $13,203 per month with minimum future payments as follows:

December, 2003	$ 123,984
December, 2004	$ 114,408
December, 2005	$ 111,216
December, 2006	$ 36,732
December, 2007	$ 30,610

The leases are for several different locations and expire at different times. Rent expense was $148,947 and $156,720 at December 31, 2002 and 2001, respectively.

Note 2 (Cont.) - LEASES

The Company also leases various equipment on a month-to-month basis. Lease expense for the years ended December 31, 2002 and 2001, was $43,767 and $15,884, respectively. For the year ended December 31, 2002, a portion of the equipment leases were with the Company's parent company. See Note 8.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to four percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2002, the Company had net capital of $431,797, which was $181,797 in excess of its required net capital. The Company's net capital ratio was 0.67 to 1. At December 31, 2001, the Company had net capital of $641,857, which was $391,857 in excess of its required net capital. The Company's net capital ratio was 0.59 to 1.

Note 4 - INCOME TAXES

The Company files a consolidated income tax return with its parent company, WGHC, Inc. Warner Group, Inc.'s income tax provision consists of the following:

	2002	2001
Federal	$ 485	$ 36,156
State	-	9,221
Deferred	1,159	(4,384)
	$ 1,644	$ 40,993

Deferred taxes are created by using accelerated methods of depreciation and Section 179 deductions for tax calculations and by recording marketable investments at market.

WARNER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 5 - RETIREMENT PLAN

The Company has a 401(K) retirement plan that includes a discretionary or matching contribution by the Company. The Company's contribution was $55,000 and $60,000 for the years ended December 31, 2002 and 2001, respectively.

Note 6 - SECURITIES OWNED

At December 31, 2002 and 2001, securities consisted of the following:

	2002		2001	
	Cost	Market Value	Cost	Market Value
Corporate Debt Obligations	$ 149,909	$ 150,000	$ 50,252	$ 50,938
Corporate Stock ..	3,300	3,300	3,300	3,300
Certificate of Deposit	50,000	50,000	-	-
Federal National Mortgage Association Note .	-	-	99,978	100,750
US Treasury Bills .	150,000	150,649	-	-
	$ 353,209	$ 353,949	$ 153,530	$ 154,988

Securities are recorded at their current market value and are recorded as trading securities, which are securities that are bought and sold in the normal course of business.

Note 7 - EMPLOYEE RECEIVABLES

Employee receivables consist of the following at December 31, 2002 and 2001:

	2002	2001
Advances	$ 2,300	$ 6,233

Note 8 - RELATED-PARTY TRANSACTIONS

The Company is leasing equipment from its parent company in transactions that are considered operating leases. Total lease expense to WGHC, Inc. for the year ended December 31, 2002, was $26,847.

The Company is also offering payroll deduction to its employees who wish to purchase parent company stock. Amounts due to WGHC, Inc. at December 31, 2002, consist of the following:

Accrued Lease Expense	$ 26,847
Payroll Deductions - WGHC, Inc. Stock .	11,913
	$ 38,760

Note 9 - OFF-BALANCE SHEET RISK

On December 31, 2002 and 2001, and at times during the years, the Company had total cash balances greater than $100,000 per bank. The banks have FDIC insurance that insures depositors' accounts up to $100,000. The Company has exposure on any amount that exceeds $100,000, should that financial institution fail.

Note 10 - STOCK SPLIT

The Company's board of directors set the authorized shares of common stock at 100,000 shares and declared a ten for one stock split for shareholders of record, as of August 31, 2001. This split was executed during the year ended December 31, 2002.

WARNER GROUP, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002 AND 2001

SCHEDULE I

	2002	2001
NET CAPITAL		
Total Stockholders' Equity	$ 601,251	$ 988,751
Deduct Stockholders' Equity Not Allowable for Net Capital	-	-
Total Stockholders' Equity Qualified for Net Capital	$ 601,251	$ 988,751
Add:		
A. Allowable Subordinated Borrowings	-	-
B. Other Allowable Credits - Deferred Income Taxes Payable	-	-
Total Capital and Allowable Subordinated Borrowings	$ 601,251	$ 988,751
Deductions and/or Charges:		
A. Non-Allowable Assets		
Prepaid Expenses	$ 69,881	$ 76,549
Equipment, Net	-	144,750
Broker License	20,000	20,000
Income Taxes Receivable	33,565	-
Miscellaneous Receivables	33,561	57,117
Securities Not Readily Marketable	3,300	3,300
	$ 160,307	$ 301,716
Net Capital Before Haircuts on Securities Positions	$ 440,944	$ 687,035
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(f))	9,147	45,178
Net Capital	$ 431,797	$ 641,857
AGGREGATE INDEBTEDNESS		
Commissions and Bonuses Payable	$ 141,192	$ 178,848
Customer Deposits	975	-
Payroll Taxes Payable	54,947	70,305
Income Taxes Payable	-	29,137
Deferred Taxes Payable	244	22,549
Other Accounts Payable and Accrued Expenses	92,629	80,116
Total Aggregate Indebtedness	$ 289,987	$ 380,955
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital at 1,500 Percent	$ 181,797	$ 391,857
Excess Net Capital at 1,000 Percent (Net Capital - 10% of Aggregate Indebtedness)	$ 402,798	$ 603,761
Ratio: Aggregate Indebtedness to Net Capital	0.67 to 1	0.59 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Exchange Act. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2002.

WARNER GROUP, INC. SCHEDULE II

COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002 AND 2001

There are no reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 because the Company is exempt under Rule 15c3-3(k)(2)(ii). The Company operates as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION UNDER REGULATION 1.16

The Company is exempt from the segregation requirements of Regulation 1.16 of the Commodity Exchange Act because it is an introducing broker.

HENJES, CONNER,
WILLIAMS & GRIMSLEY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of the WARNER GROUP, INC., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Futures trading Commission, and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Because the Company is an independent broker and not subject to such requirements, we also did not review the practices and procedures followed by the Company in making either of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the Commodity Futures trading Commission.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because of the inherent limitations in internal control of a company of this size, a full system of controls is impracticable. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Henjes, Conner, Williams & Grimsley, L.L.P.
Certified Public Accountants

Sioux City, Iowa
January 17, 2003